SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,536,686[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,536,686[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,536,686[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes 15,992,142 Common Shares of the Issuer held by the Gamma Trust (as defined herein), 3,528,260 Common Shares held by the Nevada Trust (as defined herein) and 16,284 Common Shares held by Mrs. Frost (as defined herein).

[2]

The calculation of the percentage is based on 140,914,642 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,992,142
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,992,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,992,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[3]

The calculation of the percentage is based on 140,914,642 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,528,260
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,528,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[4]

The calculation of the percentage is based on 140,914,642 shares as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 92240M108

1	NAMES OF REPORTING PERSONS Patricia Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,284[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,284[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,284[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[5]	These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.
[6]

The calculation of the percentage is based on 140,914,642 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

SCHEDULE 13D/A

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Seventh Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”), with the SEC on March 24, 2009 and as further amended by Amendment No. 2 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on May 15, 2009, as further amended by Amendment No. 3 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 25, 2011, as further amended by Amendment No. 4 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on April 3, 2014, as further amended by Amendment No. 5 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 17, 2014, as further amended by Amendment No. 6 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on February 4, 2015 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), (together, the “Original 13D”),by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

All information in this Amendment to the Schedule 13D concerning the Common Shares has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

	Number of		Sole or Shared		Sole or Shared		% of Total
Name	Common Shares		Voting		Dispositive		Outstanding
Phillip Frost, M.D.	19,536,686	[7]	Shared	7 8 10 11	Shared	7 8 10 11	13.9%[9]
Frost Gamma Investments Trust	15,992,142		Shared	[8]	Shared	[8]	11.4%[9]
Frost Nevada Investments Trust	3,528,260		Shared	[10]	Shared	[10]	2.5	% [9]
Patricia Frost	16,284		Shared	[11]	Shared	[11]	0%[9]

Item 5 (c) is hereby amended and restated as follows:

(c) Since November 16, 2018 (and up to and including December 4, 2018), the Reporting Persons has sold 1,986,944 shares of the Issuer’s common stock at prices ranging from $12.05 to $14.36 on the open market.

Date	Number of Shares Sold	Weighted Average Price Per Share	Range of Prices
November 16, 2018	100,000	$14.2071	$14.16 to $14.36
November 19, 2018	45,609	$14.1373	$13.94 to $14.30
November 21, 2018	75,085	$13.7613	$13.64 to $13.83
November 23, 2018	50,000	$13.5669	$13.51 to $13.65
November 26, 2018	325,000	$13.5285	$13.44 to$13.63
November 27, 2018	357,000	$13.2419	$13.05 to $13.48
November 28, 2018	308,000	$12.7496	$12.45 to $13.05
November 29, 2018	100,000	$12.9124	$12.80 to $13.00
November 30, 2018	226,250	$12.6145	$12.56 to $12.69
December 3, 2018	250,000	$12.4223	$12.30 to $12.60
December 4, 2018	150,000	$12.1876	$12.05 to $12.42

The average price received by the Reporting Persons on sales of common stock represents the weighted average sales price of common stock sold for price increments on each day. The Reporting Persons undertakes to provide, upon request of the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the sales of common stock sold at each separate price for all transactions reported on this Schedule 13D/A.

There were no additional transactions in the last 60 days.

[7]	Includes 15,992,142 Common Shares held by the Gamma Trust, 3,528,260 Common Shares held by the Nevada Trust and 16,284 Common Shares held by Mrs. Frost.
[8]

Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.

[9]

The calculation of the percentage is based on 140,914,642 shares as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018.

[10]

Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

[11]	Common Shares held of record by Mrs. Frost. Frost disclaims beneficial ownership of these shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2018

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

/s/ Patricia Frost
Patricia Frost